Public Securities Group Brookfield Asset Management Brookfield Place 250 Vesey Street, 15th Floor, New York, NY 10281	Tel (212) 549-8400 Fax (212) 549-8309 www.brookfield.com

December 17, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Anu Dubey

Re:	Brookfield Real Assets Income Fund Inc. (the “Registrant”)

File Number: 333-234454

Dear Ms. Dubey:

On behalf of the Registrant, pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (“Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective on Wednesday, December 18, 2019 or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney
Secretary, Brookfield Real Assets Income Fund Inc.